FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2005	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                (Check One) Form 20-F x Form 40-F ___

           (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                (Check One) Yes   No x

           (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

March 15, 2004

REPORT ON THE APPLICATION OF THE BEST BUSINESS PRACTICES CODE

QUESTIONNAIRE ON ISSUER’S CORPORATE GOVERNANCE

BOARD OF DIRECTORS

i) On the Functions of the Board of Directors (Principle 1)

Pursuant to Article 25 of the corporate bylaws of Coca-Cola FEMSA, S.A. de C.V. (“KOF”), the management and administration of corporate affairs is entrusted to a board of directors.

According to the bylaws, the board of directors has the following authorities, among others:

(a) To manage the company’s business and assets;

(b) To perform acts of dominion with respect to the company’s chattel and real estate, as well as its real and personal rights;

(c) To represent the company before all types of authorities;

(d) To grant, sign, guarantee and endorse credit instruments in behalf of the company, to issue obligations with or without a specific real guarantee;

(e) To name the officials and managers as deemed necessary, assigning their respective obligations and designating such committees as he deems appropriate, indicating their authorities;

(f) To approve the policies applicable to the company;

(g) To determine how the votes corresponding to the company’s shares should be cast, in the general ordinary and extraordinary meetings of shareholders in which the company owns shares;

(h) To perform the meeting of shareholders’ resolutions and, in general, to perform such acts and operations as are necessary or appropriate for the purpose of the company except such as are expressly reserved by law or by this bylaws to the meeting of shareholders;

(i) To approve the five-year business plan, as well as the annual business plan of the company and its subsidiaries;

(j) To approve any important change to the five-year business plan and to the annual business plan of the company and its subsidiaries;

(k) To approve any new line of business or the termination of any of the existing ones;

(l) To approve transactions out of the ordinary course of business, and the transactions intended to be entered by the Company and its shareholders, or members of its management or with persons related with such management members; transactions involving the purchase or sale of ten percent or more of the assets of the Company; the issuance of guarantees for an amount exceeding thirty percent of the assets of the Company, or any other transaction different from the foregoing that represent more than one percent of the assets of the Company. The authority described in this paragraph shall not be subject to delegation. The members of the board of directors shall be responsible for the resolutions adopted in accordance to these guidelines, except for the provisions cases set forth in article 159 of the Mexican General Corporations Law

In addition, request the opinion of the Audit Committee and if applicable, to approve the operations that its Subsidiaries (which term is referred to in Article First of the General Provisions Applicable to security issuers, issued by the National Securities and Banking Commission, published in the Mexican Gazette of the Federation as of March 19, 2003), pretend to execute with related persons or that involve compromising their wealth in terms of article 14 Bis 3, fraction IV, subparagraph d) of the Securities and Exchange Act.

The authorities referred in this subparagraph are undelegable. The board members shall be responsible for all the resolutions that they issue regarding the affairs referred in this subparagraph, except in the event established in article 159 (one hundred and fifty nine) of the Mexican General Corporations Law.

ii)On the Structure of the Board of Directors (Principles 10, 11 and 14)

The Board of Directors is comprised of 18 (eighteen) principal directors, of which 11 (eleven) are of Series “A”, 4 (four) are of the Series “D” and 3 (three) are of Series “L”.

The number of principal and alternate directors will be increased in the event the minority shareholders exercise their right to appoint directors in accordance to article 26 of the company’s by-laws. The appointment of directors corresponding to each Series of shareholders will take place in a general ordinary shareholders meeting, which shall take place in accordance to article 23 of the company’s by-laws. The Series “A” shareholders, by majority of votes of such shares shall appoint 11 principal directors and its corresponding alternates; the Series “D” shareholders, by majority of votes of such shares shall appoint 4 principal directors and its corresponding alternates; the Series “L” shareholders, by majority of votes of such shares shall appoint 3 principal directors and its corresponding alternates; and the Series “B” shareholders may appoint directors pursuant to provisions contained in article 26 of the company’s by-laws.

Directors shall hold office for one year, but they shall continue in office even when the term for which they were designated has concluded, until designations are made and the persons who are named to replace them are present to perform them. The directors shall receive annually such remuneration as the regular general meeting of shareholders designates for them.

For the 2004 fiscal year, the Board of Directors is formed as follows:

Series “A” Directors		Category

José Antonio Fernández Carbajal	Chairman	Equity
Alfonso Garza Garza		Equity
Jose Luis Cutrale		Independent
Carlos Salazar Lomelín		Related
Ricardo Guajardo Touche		Independent
Paulina Garza Gonda de Marroquin		Equity
Federico Reyes García		Related
Eduardo Padilla Silva		Related
Armando Garza Sada		Independent
Daniel Servitje Montull		Related
Enrique Senior		Independent

Series “D” Directors
Irial Finan		Related
Gary Fayard		Related
Charles H. McTier		Independent
Barbara Garza Gonda		Equity

Series “L” Directors

Alexis E. Rovzar de la Torre		Independent
José Manuel Canal Hernando		Independent
Francisco Zambrano Rodríguez		Independent

Honorary Lifetime Chairman	Eugenio Garza Lagüera
Secretary:	Carlos E. Aldrete Ancira
Alternate Secretary:	David A. González Vessi

Statutory Auditor Series “A”:	Ernesto Gonzalez Davila
Alternate Statutory Auditor Series “A”:	Ernesto Cruz Velazquez de Leon

Statutory Auditor Series “D”:	Fausto Sandoval Amaya
Alternate Statutory Auditor Series “D”:	Víctor Soulé García

The board shall meet at least once every 3 months. The board of directors in its first meeting immediately after the annual meeting of shareholders that appoint the same, shall name a chairman and a vice president from among the directors designated by Series “A”; the chairman of the board of directors shall also act as chairman of the shareholders’ meetings and shall be replaced in his duties, in case of absence, by the vice president, and in his absence by the other Series “A” directors, in the order of their designation. The secretary and its alternate of the board of the directors and of the shareholders’ meetings, who need not be directors, shall be appointed by the majority of the Series “A” shareholders. A minute shall be kept of each meeting which shall be authorized in writing by at least the majority of the Series “A” directors and by at least two of the Series “D” directors present at the corresponding meeting, and shall be duly signed by the chairman and the secretary.

There are three (3) committees of the board of directors which support the board in its functions: Compensation and Evaluation, Audit, and Finance.

The committees may meet when they deem appropriate, and obligatorily before each regular meeting of the board of directors. Members of KOF’s senior management responsible for the committee’s areas of influence are invited to participate in committee meetings. Each committee has a Secretary, and minutes of each meeting are kept for committees which have resolutions approved.

On the membership of the Board of Directors	YES	NO	Comments
1) Is the Board of Directors comprised of no fewer than five and no more than fifteen principal directors? (Principle 2)		X	The Board of directors is comprised of 18 members, of which 11 are of Series “A”, 4 are of the Series “D”, and 3 are of Series “L”.
2) Does the Company have only principal directors? (Principle 3)		X	Each principal director has its corresponding specific alternate director.
3) Can the alternate directors only replace a preestablished principal director? (Principle 3)	X
4) If appropriate, does the principal director suggest to the Board of Directors who should be designated as his respective alternate? (Principle 3)	X
5) Do the independent and equity directors, as a whole, constitute at least 40% of the Board of Directors? (Principle 7)	X
6) Do the independent directors represent at least 20% of all the directors? (Principle 7)	X
7) Does the annual report presented by the Board of Directors mention which directors are independent and which are equity? (Principle 8)	X
8) Does the annual report indicate the category to which the equity directors belong? (Principle 8)	X
9) Does the annual report indicate the principal business activities of each director as of the date of the report? (Principle 9)	X

On the Structure of the Board of Directors	YES	NO	Comments
10) Does the Board of Directors perform the Compensation and Evaluation, Audit and Planning and Finance Functions? (Principle 10)	X
11) Are the intermediate bodies only comprised of principal directors? (Principle 12)		X	In the Compensation and Evaluation Committee, Mr. Ricardo Gonzalez Sada participates (KOF’s alternate director). In addition, there is a Technical Secretary on each committee, who is the Company employee in charge of the area for which the respective committee is responsible.
12) Is each intermediate body comprised of at least 3 members and at most 7? (Principle 13)	X
13) Does each independent director, besides performing his functions on the Board, participate on at least one of the intermediate bodies? (Principle 16)	X
14) Is the intermediate body in charge of the Audit function presided by an independent director? (Principle 17)	X

On the Operation of the Board of Directors	YES	NO	Comments
15) Does the Board of Directors meet at least 4 times per year? (Principle 18)	X
16) Is at least one of the meetings of the Board of Directors dedicated to defining the company’s long- and medium-term strategies? (Principle 18)	X
17) Can a meeting of the Board be called with agreement from at least 25% of the directors? (Principle 19)	X
18) Do directors access to all the relevant information at least 5 business days before a meeting? (Principle 20)	X		Except matters of extreme confidentiality or to be dealt during a special meeting

19) * Is there an existing mechanism that ensures that directors can evaluate matters on strategic affairs, even when they don’t receive the necessary information at least 5 business days in advance? (Principle 20)	X	Members of the board may request all the information they need to be able to discuss, evaluate and make decisions during the meeting.
20) * Are new directors inducted by explaining to them their responsibilities and the company’s position? (Principle 21)	X	A new director receives complete information on the company’s position, annual reports from prior fiscal years, and meetings are scheduled for him with senior management, who detail the company’s position and answer any of the director’s questions.

On the Duties of Directors	YES	NO	Comments
21) Do directors communicate to the Chairman and the Secretary of the Board of Directors any conflict of interest that might imply that they must refrain from voting and do they in effect refrain from participating in the corresponding deliberations? (Principle 22)	X
22) Do directors use the company’s assets and services only for the performance of its corporate objective? (Principle 23)	X
23) If appropriate, are clear policies defined for when directors exceptionally use the company’s assets for personal matters? (Principle 23)	X
24) * Do directors dedicate time to their functions by attending at least 70% of the meetings to which they are called? (Principle 24)	X		With respect to the regular meetings held during the 2004 fiscal year, the average attendance by directors was 86.11%. If we consider the attendance of alternate directors at meetings, average attendance was 93.06%

25) Do directors keep the corporate matters of which they gain knowledge through the meetings they attend in strict confidence? (Principle 25)	X	The Company has no evidence otherwise. Also, the Secretary of the Board reminds the directors, on a periodic basis during their meetings, of the scope of this confidentiality obligation.
26) Do principal directors and alternate directors keep each other informed of the matters dealt with in meetings of the board? (Principle 26)	X
27) Does the Board of Directors have support through opinions, recommendations and guidance derived from the analysis of the company’s performance? (Principle 27)	X	The Board of Directors supports itself through investment banks, financial engineering firms and outside counsel for decision-making, when it so deems appropriate or necessary according to the specific circumstances.

COMPENSATION AND EVALUATION FUNCTION

iii) On the Evaluation and Compensation Function (Principle 28)

The Compensation and Evaluation Committee is responsible for suggesting procedures to the Board of Directors to name the director general and other senior managers; for proposing the criteria for the evaluation of the director general and senior management; for analyzing and presenting to the board of directors the proposal prepared by the director general with respect to the structure and level of compensation for directors considered “key” to the company.

This Committee shall be comprised of the following members of the board of directors: Daniel Servitje Montull (related director and chairman of the committee), Gary Fayard (related director), Alfonso Garza Garza (equity director) and Ricardo González Sada (related alternate director). The technical secretary of this Committee is Eulalio Cerda Delgadillo.

On the Operation of the body that performs the Evaluation and Compensation Function	YES	NO	Comments
28) Does the intermediate body that performs the Evaluation and Compensation functions review the hiring conditions of senior executives and do the likely payments for severance from the company, meet the guidelines approved by the Board of Directors? (Principle 29)	X

29) Are the structure and the policies used to determine directors’ and officers’ packages disclosed? (Principle 30)	X	With respect to members of the board of directors, the annual meeting of shareholders authorizes the annual compensation to be paid to directors, and this information is public. With respect to the compensation paid to officers, the Board of Directors handles this information on a confidential basis. However, the annual reports presented to the regulatory authorities of the United States and Mexico describe executive stock incentive plans, and the overall amount of compensation paid to senior officers.

AUDIT FUNCTION

iv) On the Audit Function (Principles 31, 37, 38, 40)

The Audit Committee’s responsibilities include recommending to the Board of Directors the candidates for KOF’s external auditors; for assuring their independence and objectivity; for recommending the procedures for preparing the financial information, its review and the processes required for its dissemination; for verifying that the mechanisms essential to assuring the company’s compliance with the stipulations of the corporate bylaws are implemented, as well as all the obligations applicable by means of current law or regulations.

This committee is comprised of Alexis E. Rovzar de la Torre (independent director and Chairman of the Committee), Charles H. McTier (independent director), (Jose Manuel Canal Hernando (independent director) and Francisco Zambrano Rodríguez (independent director). In accordance to the applicable laws of the United States of America, Mr. Jose Manuel Canal Hernando performs as financial expert within the Audit Committee. Mr. Jose Gonzalez Ornelas is the technical secretary of the Audit Committee.

On the Selection of Auditors	YES	NO	Comments
30) Does the income of the external auditor as well as from any other external review, derived from performing the company’s audit, represent a percentage less than or equal to 20% of the total income of the offices in charge? (Principle 32)	X
31) Does the rotation of the partner who audits the company occur at least once every 6 years? (Principle 33)	X
32) Is the person who signs the audit report of the company’s annual statements different from the one who acts as Statutory Auditor? (Principle 34)	X	X
33) Is information given in the Annual Report on the professional profile of the company’s statutory auditor? (Principle 35)		X
On Financial Reporting
34) Does the company have an internal audit department? (Principle 36)	X
35) Does the intermediate body in charge of performing the Audit function submit the accounting policies for approval by the Board of Directors? (Principle 37)	X		This function is performed by the internal audit department of FEMSA Servicios, S.A. de C.V., a KOF affiliate.
36) Does the intermediate body in charge of the Audit function ensure that the intermediate public financial information is prepared pursuant to the same principles, criteria and practices as the annual reports will be prepared with? (Principle 39)	X
On Internal Controls
37) Does an internal control system exist? (Principle 41)	X
38) Are the general guidelines for the internal control system submitted for approval by the Board of Directors? (Principle 41)	X

39) Does the intermediate body in charge of the Audit function evaluates and issues an opinion on the effectiveness of the internal control system? (Principle 42)	X	Representatives of internal audit interact with the audit Committee and with external auditors to analyze the effectiveness of the internal control system. Periodic reports are prepared which are sent to members of the committee in reasonable advance time before the meeting.

40) Do the external auditors validate the effectiveness of the internal control system and issue a report on those controls? (Principle 43)	X	The company does not need to, and external auditors have not been contracted to elaborate an audit on our internal control. The audit includes inspections based on selective proof, from the evidence that supports figures and disclosures on the financial statements; likewise, it includes the evaluation of accounting principles used, the significant estimations made by the administration, and the presentation of financial statements taken jointly, but at closing of fiscal year 2004, the external auditors did not give an opinion about our internal control. External auditors will make an inspection and a report on the effectiveness of the internal control system, until the fiscal year 2006 with the application of section 404 of the U.S. Sarbanes Oxley Act .

Compliance Review	YES	NO	Comments
41) Does the intermediate body in charge of the Audit function verify that controls exist that allow a determination of whether the company complies with the stipulations that are applicable to it and report such to the Board of Directors? (Principle 44)	X
42) Is the compliance review of all applicable stipulations performed at least once per year? (Principle 44)	X
43) Is the Board of Directors informed periodically about its legal situation? (Principle 45)	X

FINANCE AND PLANNING FUNCTION
v) On the Finance and Planning Function (Section IV, Principle 46)

The Finance Committee is responsible for evaluating the investment policies proposed by the director general and for obtaining approval from the board of directors for those policies; for evaluating and, if necessary, suggesting financing policies proposed by the director general; for evaluating and, if necessary, suggesting the general guidelines for improving KOF’s strategic planning; for providing an opinion on the premises of the annual budget and for obtaining approval from the board of directors; for assuring the implementation of the budget and the strategic plan; for identifying the risk factors to which KOF is exposed, as well as the evaluation of its administrative policies.

This committee is comprised of Armando Garza Sada (independent director and chairman of the committee), Irial Finan (related director), Ricardo Guajardo Touché (independent director), and Enrique Senior (independent director). The technical secretary of the Finance Committee is Héctor Treviño Gutiérrez.

On the Organization of the intermediate body in charge of the Finance and Planning function	YES	NO	Comments
44) Does the intermediate body in charge of the Finance and Planning function issues an evaluation on the viability of the company’s principal financial investments and transactions? (Principle 47)	X
45) Does the intermediate body in charge of the Finance and Planning functions periodically evaluates the company’s strategic position as stipulated in the strategic plan? (Principle 48)	X
46) Does the intermediate body in charge of the Finance and Planning act in support of the Board by monitoring the consistency of the company’s investment and finance policies with its strategic vision? (Principle 49)	X
47) Does the intermediate body in charge of the Finance and Planning functions support the Board by reviewing the company’s financial projections assuring their consistency with the company’s strategic plan? (Principle 50)	X

vi) Optional Question

QUESTIONNAIRE ON THE GENERAL MEETING OF SHAREHOLDERS
SHAREHOLDERS RIGHTS

i) On Reporting and the Order of the Day at Meetings of Shareholders	YES	NO	Comments
1) Was the “Miscellaneous Items” entry removed from the Order of the Day for Meetings of Shareholders’? (Principle 51)	X
2) Was the grouping of matters related to different subjects in one single point of the Order of the Day avoided? (Principle 51)	X
3) Is all the information on each point of the order of the day of the Meeting of Shareholders available 15 days in advance? (Principle 52)	X		The information is available with the required lead time in accordance to the provisions of the General Commercial Companies Law and Securities Market Law.
4) Are shareholders provided with any form that contains detailed information and possible voting alternatives on the matters listed in the order of the day, so that they can give instructions to their proxies? (Principle 53)	X		The Company prepares those proxy forms in accordance to the provisions of the Securities Market Law.
5) Is the proposed composition of the Board of Directors, accompanied by information related to the professional profiles of the candidates, included among the information given to shareholders? (Principle 54)	X

ii) On Reporting and Communication between the Board of Directors and Shareholders	YES	NO	Comments
6) Does the Board of Directors include in its annual report to the Meeting of Shareholders relevant aspects of the work of each intermediate body and the names of their members? (Principle 55)	X
7) Are the reports of each intermediate body presented to the Board of Directors available to shareholders with the material for the Meeting of Shareholders? (Principle 55)		X	Only the report of the Auditing Committee is presented for approval during the annual shareholders meeting in accordance to the Securities Market Law.
8) Does the company have policies, mechanisms and people responsible for reporting to shareholders and keeping channels of communications with shareholders and potential investors open? (Principle 56)	X		The Company has a Shareholders Services department that reports directly to the Company’s Finance Department. The Investor Relations section on KOF’s Internet page (www.coca-colafemsa.com) has available financial information, press releases, and presentations made to investors in order to keep the company’s investors informed of the business.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: April 4, 2005	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer